大華銀行
UNITED OVERSEAS BANK

[redacted]

05011500

fice
048624
4

www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A29/sc/atl

13 September 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING
SEP 26 2005
WASH. D.C. 199 SECTION

Dear Sir

ACQUISITION OF SHARES IN UOB RADANASIN BANK PUBLIC COMPANY LIMITED

We enclose a copy of our announcement dated 13 September 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

PROCESSED
SEP 2 2005
THOMSON FINANCIAL

dlw 9/27

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

ACQUISITION OF SHARES IN UOB RADANASIN BANK PUBLIC COMPANY LIMITED

Singapore, 13 September 2005 – Further to its announcement on 8 September 2005, United Overseas Bank Limited ("UOB") wishes to announce that it had completed the purchase from The Financial Institutions Development Fund of 208,409,296 shares of THB10 each, representing approximately 16.22% of the issued shares of UOB Radanasin Bank Public Company Limited ("UOBR") for a total cash consideration of THB2,950 million (S$121.7 million) or about THB14.16 (S$0.58) per share on a "willing-buyer, willing-seller" basis. Following completion, UOB's shareholding in its Thai banking subsidiary, UOBR, has increased from 83.77% to 99.99%. Subject to approval from UOBR shareholders and Thai regulatory authorities, UOB will proceed to make a delisting tender offer for the remaining 0.01% shares in UOBR that it does not own, at THB14.16 per share.

As at 31 December 2004, the audited net tangible assets of UOBR was THB 7,022 million. The shares of UOBR had been suspended from trading on the Stock Exchange of Thailand since 2 March 1998. The last traded price of UOBR shares was THB6.50 on 27 February 1998.

Mrs Vivien Chan
Company Secretary